Exhibit 99.1

CureVac Announces Dosing of First Participant in Phase 2 Study of Modified COVID-19 mRNA Vaccine Candidates Developed in Collaboration with GSK

•	Phase 2 study initiated at clinical sites in Australia with monovalent and bivalent mRNA COVID-19 vaccine candidates
•	Vaccine candidates developed in collaboration with GSK within COVID-19 vaccine development program

TÜBINGEN, Germany / BOSTON, USA – August 1, 2023 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced that the first participant was dosed in the Phase 2 study of monovalent and bivalent modified mRNA COVID-19 vaccine candidates, developed in collaboration with GSK. A first data read-out of the study is expected early in the first half of 2024.

“COVID-19 remains a global health threat and, accordingly, there is an enduring need for a vaccination strategy that will also ensure most vulnerable populations, such as the elderly and immunocompromised, are optimally protected. Moreover, it is vitally important that we continue to refine our understanding of coronavirus vaccines in the event of a future pandemic,” said Dr. Myriam Mendila, Chief Development Officer of CureVac. “We are confident that we can harness the potential of our clinically validated second-generation mRNA backbone to support the clinical development of differentiated COVID-19 vaccine candidates, as the rapid pace of vaccine development in the pandemic-era left substantial opportunity to improve.”

The Phase 2 study will evaluate safety, reactogenicity and immune responses of single booster doses of two modified mRNA COVID-19 vaccine candidates. The monovalent candidate, CV0601, encodes the spike protein of the omicron BA.4-5 variant. In line with the current standard of care, the bivalent candidate, CV0701, encodes the spike protein of the omicron BA.4-5 variant as well as the original SARS-CoV-2 strain. The study is active-controlled, featuring a licensed bivalent COVID-19 comparator vaccine. Enrollment started at clinical sites in Australia. The study is expected to enroll approximately 415 healthy adult participants.

As previously reported, in CureVac and GSK’s ongoing Phase 1 trial of CV0501, a monovalent, modified mRNA COVID-19 vaccine candidate encoding the spike protein of the omicron BA.1 variant, preliminary data showed a favorable tolerability profile. Preliminary immunogenicity data indicated relevant ratios of post-boost to pre-boost neutralizing antibody titers beginning at the lowest tested dose.

The CureVac-GSK COVID-19 collaboration was first announced in February 2021 and focuses on the development and manufacturing of potential vaccines against SARS-CoV-2 variants to address current healthcare needs and help prepare against future SARS-CoV-2 outbreaks.

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About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety and fluctuations of operating results due to the effect of exchange rates or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

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For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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